UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on March 2, 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILTIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 2 March 2016

Today’s date:         2 March 2016

Name of Issuer:         Royal Dutch Shell plc

Date of transaction: 1 March 2016

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below).

Nature of the transaction:

1) The vesting of awards of RDS shares under the Deferred Bonus Plan (DBP).
Awards dated 28 February 2013.

2) The vesting of awards of RDS shares under the Long Term Incentive Plan
(LTIP). Awards dated 28 February 2013.

3) The vesting of awards of RDS shares under the Performance Share Plan (PSP).
Awards dated 12 February 2013.

Consideration for the transaction:

No consideration has been paid by the relevant Director / PDMRs in respect of the vested awards.

Director/PDMR:

1) DBP

Simon Henry 37,596 RDSB
Marvin Odum 14,076 RDS.A
Andrew Brown 23,482 RDSB

2) LTIP

Ben van Beurden 7,670 RDSA
Simon Henry 17,557 RDSB
Marvin Odum 5,753 RDS.A
Andrew Brown 7,640 RDSB

3) PSP

John Abbott    22,206 RDSB
Harry Brekelmans   18,988 RDSA
Ronan Cassidy    14,187 RDSB
Donny Ching     8,070 RDSA
Maarten Wetselaar  18,988 RDSA

Classes of security:
Royal Dutch Shell Class A Ordinary shares ("RDSA")
Royal Dutch Shell Class B Ordinary shares ("RDSB")
Royal Dutch Shell plc Class A ADS ("RDS.A")

Notes

Details of the Deferred Bonus Plan (DBP), Long Term Incentive Plan (LTIP) and
Performance Share Plan (PSP) can be found in the Royal Dutch Shell plc Annual
Report and Form 20-F for the year ended December 31, 2014
(www.shell.com/annualreport)

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES:

MEDIA
International: +44 (0) 20 7934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

...............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: March 2, 2016	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary